Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13, 2009
2.	Material Notice dated May 20, 2009 regarding issuance of Debentures

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2009)

Date, Time and Location:
May 13th, 2009, at 4:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nR 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, duly signed.

Discussed and approved matters:

1.           The Members of the Board approved, in accordance with terms of Article 59, paragraph 1, of the law 6,404 of December 15th, 1976 with subsequent amendments (“Brazilian Corporate Law”), the issuance by the Company (“Issuance”), for public distribution of simple debentures, unsecured non-convertible into shares (“Debentures”), under the terms and conditions below:

1.1           Amount

The total amount to be issued is up to R$ 1,200,000,000.00 (one billion and two hundred million reais) at the issuing date.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13th, 2009)

1.2.          Issuance number

The current Issuance is the 3rd Issuance of Debentures by the Company.

1.3           Quantity and par value unit of the Debentures

1,200 (one thousand and two hundred) Debentures will be issued, with par value unit of R$ 1,000,000.00 (one million reais).

1.4.          Series

The 3rd Issuance is composed of 1 (one) single tranche.

1.5.          Issuing date, term and due date

1.5.1.       The issuing date is the date of the effective subscription (“Issuing Date”)

1.5.2.       The Debentures will have a 3-year term, starting from the Issuing Date.

1.6.          Non-convertibility and form

The Debentures are simple, nominative, of a book-entry form, non-convertible into shares of the Company.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13th, 2009)

1.7.          Type

The Debentures are unsecured.

1.8           Filing for underwriting and trading in the primary market

1.8.1 The Debentures will be distributed on a firm commitment basis, with the intermediation of financial institutions members of the securities distribution system through the Securities Distribution System (“SDT”), managed by The National Association for Financial Market Institutions (“ANDIMA”) and operated by CETIP – Over-The-Counter Clearing House (“CETIP”); and traded on the National Debentures System (“SND”), managed and operated by CETIP, with trading settlement and custody provided by CETIP; and/or of the BOVESPAFIX System ("BOVESPAFIX"), managed by BM&FBOVESPA S.A. - São Paulo Stock, Commodities & Futures Exchange ("BOVESPA"), with trading settlement and custody provided by the Clearing and Depository Brazilian Corporation (“CBLC”).

1.8.2        Debentures will trade under the terms of the CVM Instruction nR 476, of January 16th, 2009.

1.9           Remuneration

1.9.1 The par value unit of the Debentures will not be subject to monetary correction.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13th, 2009)

1.9.2 Each Debenture will bear interest corresponding to the accumulated variation of the average daily DI rates (Inter-financial deposits of one-day) extra-group (DI rates), daily calculated and published by CETIP on its daily release, available on its website (http://www.cetip.com.br), capitalized by 3.0% (three percent) per year, on a 252-day basis (“Remuneration”), applicable to the par value unit of each Debenture, from the Issuing Date to the effective payment date.

1.10         Remuneration payment

The Debentures Remuneration shall be paid on a yearly basis, starting from the Issuing Date.

1.11         Amortization

The Debentures will be redeemed in one single tranche at the final maturity date of each Debenture.

1.12         Renegotiation

There will be no renegotiation of the Debentures.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13th, 2009)

1.13         Early Redemption

The Company may, at any time, by advance notice of at least 48 (forty-eight) hours before the redemption date, early redeem the outstanding Debentures for a price equivalent to the par value unit of each Debenture, added by the Remuneration calculated pro rata temporis, from the respective Issuing Date to the effective redemption date, and by the following redemption premium:

•	1% of the unit par value, if redeemed until the 12th month of the subscription date;
•	0.75% of the unit par value, if redeemed from the 13th to the 24th month, starting from the subscription date;
•	0.50% of the unit par value, if redeemed from the 25th to the 30th month, starting from the subscription date;
•	0.25% of the unit par value, if redeemed after the 30th month, starting from the subscription date.

1.14         Early maturity

Any of the following items are considered events for early maturity:

(a)	change of direct or indirect shareholding control of the Company;

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13th, 2009)

(b)	a request for bankruptcy by the Company;

(c)
request for judicial or extrajudicial recovery by the Issuer and/or its direct or indirect controlling shareholders to any creditor or class of creditors, independent of obtaining the judicial homologation or the deferment of the processing or its waiver;

(d)	liquidation, dissolution or adjudication of bankruptcy of the Company and/or its direct or indirect shareholders and controlled companies; or

(e)	non-payment of principal and/or of the Remuneration owed to the Debentures, on the respective maturity dates.

Lastly, the Board of Directors decided to authorize the Board of Officers to take any measures necessary to the implementation of the public placement of the Debentures, including but not limited to all the actions necessary to the signing of the respective underwriting agreement, the hiring of financial institutions authorized to operate in the securities markets as intermediates, the hiring of the fiduciary agent, underwriter bank, custodian institution, legal consultant and other institutions which may be necessary to the public distribution, setting their respective fees, as well as the publication and registration of corporate documents with the competent authorities, including CETIP, ANBID, CVM or any other authorities or organizations which may be necessary to adopt any measures to implement and release the Issuance.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on May 13th, 2009)

Observations: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned member present. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Renato Ochman; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Luiz Carlos Teixeira – Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

Item 2
ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

São Paulo, Brazil – May 20th, 2009 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”) – (BMF&BOVESPA:UGPA4 / NYSE:UGP) hereby informs that it will issue R$1,200,000,000.00 (one billion and two hundred million reais) in debentures, with a 3 - year term starting from the issuance date, yearly interest payments, amortization in one single tranche at the final maturity date and remuneration corresponding to the accumulated variation of the average DI rates – Inter-financial deposits, daily calculated and published by CETIP (“CDI”), capitalized by 3.0% per year (“Issuance”). Ultrapar may, at any time, by advance notice, early redeem the outstanding debentures.

The Issuance constitutes the 3rd public distribution of debentures of the Company and is placed pursuant to the terms of CVM Instruction nR 476, of January 16th, 2009, on a firm commitment basis for the total amount issued. It will be issued 1,200 (one thousand and two hundred) simple debentures, non-convertible into shares and unsecured, all nominative, in the book-entry form, in one single tranche, with par value unit of R$1,000,000.00.

Banco Bradesco BBI S.A was mandated as lead manager and Banco Bradesco S.A. was mandated as co-manager.

The proceeds of the Issuance will be used for the payment of the 2nd issuance of the promissory notes of Ultrapar, with maturity in December 2009 and remuneration corresponding to the accumulated variation of the CDI, capitalized by 3.6% per year. As a result, the Issuance allows the Company to extend its debt profile, reducing its debt financing cost, providing higher financial flexibility and increase in soundness and liquidity.

André Covre
Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 21, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes, Material Notice)